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                    July 28, 2020

       Jian Tang
       Chief Executive Officer
       iClick Interactive Asia Group Limited
       15/F
       Prosperity Millennia Plaza
       663 King   s Road, Quarry Bay
       Hong Kong S.A.R.
       People   s Republic of China

                                                        Re: iClick Interactive
Asia Group Limited
                                                            Registration
Statement on Form F-3
                                                            Filed July 21, 2020
                                                            File No. 333-239982

       Dear Mr. Tang:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his
       absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Shuang Zhao, Esq.